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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                              -

                                 PERCEPTRON INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   713-61F-100
                                -----------------
                                 (CUSIP Number)

                                Robert W. Curtin
                             MAXUS INVESTMENT GROUP
                             1404 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 274-5368
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                February 13, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 713-61F-100
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Investment Group / ID # 34-1049596
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                    -0-
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                         -0-
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                         -0-
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 713-61F-100
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fifth Third/Maxus Investment Advisors / ID # 34-1654250
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                -0-
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                     -0-
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     -0-
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         -0-
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 713-61F-100
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF               -0-
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                    -0-
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                    -0-
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        -0-
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of Perceptron Inc. The address of Issuer's principal officers is 47827 Halyard Drive, Plymouth, Michigan 48170-2461.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of all persons and entities and participants formerly of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Gelfand Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "GMAM") and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities were collectively referred to herein as the "Filing Persons". The business address of the aforementioned person and entities is 1404 East Ninth Street, Cleveland, Ohio 44114.

         MIG AND ITS AFFILIATES HAVE BEEN ACQUIRED IN A MERGER WITH FIFTH THIRD BANK. HENCEFORTH, ALL FUTURE FILINGS WILL BE DONE BY THE BANK AND NO FURTHER FILINGS WILL BE FILED BY MAXUS INVESTMENT GROUP. PLEASE REFER TO FILINGS BY FIFTH THIRD BANK AND RICHARD BARONE FOR FUTURE INFORMATION.

         The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         GMAM and MAM were registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they act as advisors. MSC was a broker-dealer. MIG was a financial services corporation which owns all of the outstanding shares of GMAM, MAM and MSC. Mr. Barone was a director of GMAM; the controlling shareholder of MIG; principally employed as CEO and President of MIG, MAM and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund, all of which were registered under the Investment Company Act of 1940. See Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

         GMAM owns no Shares directly but GMAM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) -0- Shares purchased by GMAM for the account of its investment clients. GMAM disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may intend to purchase additional Shares. However, depending upon such factors, the Filing Persons may also maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of December 31, 2001, and the percentage of the Shares outstanding represented by such ownership (based on 8,185,439 shares outstanding):

Name:                              No. of Shares         Percent of Class

Gelfand Maxus Asset                    -0-                     0 %
 Management, Inc.(1)

Maxus Asset Management(2)              -0-                     0 %

Total(3)                               -0-                     0 %

(1) These Shares are owned by investment clients of GMAM and MAM who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares under its Investment Management Agreement with such clients. GMAM disclaims beneficial ownership of all such Shares.
(2) MAM disclaims beneficial ownership of all such Shares.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of GMAM, MAM and MIG, and MSC.

Exhibit C Conforming Copy

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                         Gelfand Maxus Asset Management


Date: February 14, 2002       by: /s/ Denis J. Amato
                              Denis J. Amato, President




                              Maxus Asset Management

Date: February 14, 2002       by: /s/ Denis J. Amato
                              Denis J. Amato





                              Maxus Investment Group

Date: February 14, 2002       by:/s/ Fred D. DiSanto
                              Fred D. DiSanto, President




                              Maxus Securities Corp

Date: February 14, 2002       by: /s/ Robert W. Curtin
                              Robert W. Curtin, President

                                    Exhibit A
Entity                           Directors (1), (2)    Executive Officers
----------------------           ------------------    -------------------------
Gelfand Maxus Asset              Denis J. Amato        Denis J. Amato,
Management, Inc.                                       President

                                                       Robert W. Curtin,
                                                       Secretary


                                 Fred D. DiSanto       Fred D. DiSanto



Maxus Asset Management           Denis J. Amato        Denis J. Amato
                                                       President

                                 Fred D. DiSanto       Fred D. DiSanto

                                                       Robert W. Curtin,
                                                       Secretary


Maxus Investment Group           Fred D. DiSanto       Fred D. DiSanto,
                                                       President

                                                       Robert W. Curtin,
                                                       Secretary & Sr. Vice-
                                                       President


                                 Ivan Gelfand          Ivan Gelfand, Chairman


                                 Denis J. Amato        Denis J. Amato, Chief
                                                       Investment Officer


Maxus Securities Corp.           Robert W. Curtin      Robert W. Curtin,
                                                       President

                                 Denis J. Amato        Denis J. Amato
                                                       Senior Vice President

                                 Robert F. Pincus      Robert F. Pincus,
                                                       Secretary


(1) Each of the Directors and Executive Officers listed above is a United States citizen.

(2) The business address of the Filing Persons are as follows: Denis J. Amato; Richard A. Barone; Robert W. Curtin; Fred D. DiSanto; Ivan Gelfand; Robert F. Pincus; Gelfand Maxus Asset Management, Inc.; Maxus Asset Management, Inc.; Maxus Investment Group; and Maxus Securities Corp.: 1404 East Ninth Street, Cleveland, Ohio 44114-1800.